SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Twitter, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

90184L102

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 20 Pages

Exhibit Index Contained on Page 19

CUSIP NO. 90184L102	13 G	Page 2 of 20

1	NAME OF REPORTING PERSON Benchmark Capital Partners VI, L.P. (“BCP VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
14,286,005 shares, except that Benchmark Capital Management Co. VI, L.L.C. (“BCMC VI”), the general partner of BCP VI, may be deemed to have sole power to vote these shares, and Alexandre Balkanski (“Balkanski”), Matthew R. Cohler (“Cohler”), Bruce W. Dunlevie (“Dunlevie”), Peter Fenton (“Fenton”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Robert C. Kagle (“Kagle”), Mitchell H. Lasky (“Lasky”) and Steven M. Spurlock (“Spurlock”), the members of BCMC VI, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
14,286,005 shares, except that BCMC VI, the general partner of BCP VI, may be deemed to have sole power to dispose of these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	14,286,005
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.3%
12	TYPE OF REPORTING PERSON
PN

CUSIP NO. 90184L102	13 G	Page 3 of 20

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund VI, L.P. (“BFF VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
893,464 shares, except that BCMC VI, the general partner of BFF VI, may be deemed to have sole power to vote these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
893,464 shares, except that BCMC VI, the general partner of BFF VI, may be deemed to have sole power to dispose of these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	893,464
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.1%
12	TYPE OF REPORTING PERSON
PN

CUSIP NO. 90184L102	13 G	Page 4 of 20

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund VI-B, L.P. (“BFF VI-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
586,384 shares, except that BCMC VI, the general partner of BFF VI-B, may be deemed to have sole power to vote these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
586,384 shares, except that BCMC VI, the general partner of BFF VI-B, may be deemed to have sole power to dispose of these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	586,384
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.1%
12	TYPE OF REPORTING PERSON
PN

CUSIP NO. 90184L102	13 G	Page 5 of 20

1	NAME OF REPORTING PERSON Benchmark Capital Management Co. VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
17,305,877 shares, of which 14,286,005 are directly owned by BCP VI, 893,464 are directly owned by BFF VI, 586,384 are directly owned by BFF VI-B and 1,540,024 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI, the general partner of BCP VI, BFF VI and BFF VI-B, may be deemed to have sole power to vote these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
17,305,877 shares, of which 14,286,005 are directly owned by BCP VI, 893,464 are directly owned by BFF VI, 586,384 are directly owned by BFF VI-B and 1,540,024 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI, the general partner of BCP VI, BFF VI and BFF VI-B, may be deemed to have sole power to dispose of these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	17,305,877
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.7%
12	TYPE OF REPORTING PERSON
OO

CUSIP NO. 90184L102	13 G	Page 6 of 20

1	NAME OF REPORTING PERSON Alexandre Balkanski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	5	SOLE VOTING POWER 411,479 shares
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
		17,305,877 shares, of which 14,286,005 are directly owned by BCP VI, 893,464 are directly owned by BFF VI, 586,384 are directly owned by BFF VI-B and 1,540,024 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Balkanski, a member of BCMC VI, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 411,479 shares
8	SHARED DISPOSITIVE POWER
		17,305,877 shares, of which 14,286,005 are directly owned by BCP VI, 893,464 are directly owned by BFF VI, 586,384 are directly owned by BFF VI-B and 1,540,024 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Balkanski, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	17,717,356
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.8%
12	TYPE OF REPORTING PERSON
IN

CUSIP NO. 90184L102	13 G	Page 7 of 20

1	NAME OF REPORTING PERSON Matthew R. Cohler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 549,580 shares
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
		17,305,877 shares, of which 14,286,005 are directly owned by BCP VI, 893,464 are directly owned by BFF VI, 586,384 are directly owned by BFF VI-B and 1,540,024 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Cohler, a member of BCMC VI, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 549,580 shares
8	SHARED DISPOSITIVE POWER
		17,305,877 shares, of which 14,286,005 are directly owned by BCP VI, 893,464 are directly owned by BFF VI, 586,384 are directly owned by BFF VI-B and 1,540,024 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Cohler, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	17,855,457
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.8%
12	TYPE OF REPORTING PERSON
IN

CUSIP NO. 90184L102	13 G	Page 8 of 20

1	NAME OF REPORTING PERSON Bruce W. Dunlevie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 378,489 shares
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
		17,305,877 shares, of which 14,286,005 are directly owned by BCP VI, 893,464 are directly owned by BFF VI, 586,384 are directly owned by BFF VI-B and 1,540,024 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Dunlevie, a member of BCMC VI, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 378,489 shares
8	SHARED DISPOSITIVE POWER
		17,305,877 shares, of which 14,286,005 are directly owned by BCP VI, 893,464 are directly owned by BFF VI, 586,384 are directly owned by BFF VI-B and 1,540,024 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Dunlevie, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	17,684,366
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.8%
12	TYPE OF REPORTING PERSON
IN

CUSIP NO. 90184L102	13 G	Page 9 of 20

1	NAME OF REPORTING PERSON Peter Fenton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 579,200 shares
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
		17,305,877 shares, of which 14,286,005 are directly owned by BCP VI, 893,464 are directly owned by BFF VI, 586,384 are directly owned by BFF VI-B and 1,540,024 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Fenton, a member of BCMC VI, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 579,200 shares
8	SHARED DISPOSITIVE POWER
		17,305,877 shares, of which 14,286,005 are directly owned by BCP VI, 893,464 are directly owned by BFF VI, 586,384 are directly owned by BFF VI-B and 1,540,024 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Fenton, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	17,885,077
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.8%
12	TYPE OF REPORTING PERSON
IN

CUSIP NO. 90184L102	13 G	Page 10 of 20

1	NAME OF REPORTING PERSON J. William Gurley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 196,795 shares
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
		17,305,877 shares, of which 14,286,005 are directly owned by BCP VI, 893,464 are directly owned by BFF VI, 586,384 are directly owned by BFF VI-B and 1,540,024 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Gurley, a member of BCMC VI, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 196,795 shares
8	SHARED DISPOSITIVE POWER
		17,305,877 shares, of which 14,286,005 are directly owned by BCP VI, 893,464 are directly owned by BFF VI, 586,384 are directly owned by BFF VI-B and 1,540,024 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Gurley, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	17,502,672
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.8%
12	TYPE OF REPORTING PERSON
IN

CUSIP NO. 90184L102	13 G	Page 11 of 20

1	NAME OF REPORTING PERSON Kevin R. Harvey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 868,668 shares
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
		17,305,877 shares, of which 14,286,005 are directly owned by BCP VI, 893,464 are directly owned by BFF VI, 586,384 are directly owned by BFF VI-B and 1,540,024 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Harvey, a member of BCMC VI, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 868,668 shares
8	SHARED DISPOSITIVE POWER
		17,305,877 shares, of which 14,286,005 are directly owned by BCP VI, 893,464 are directly owned by BFF VI, 586,384 are directly owned by BFF VI-B and 1,540,024 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Harvey, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	18,174,545
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.9%
12	TYPE OF REPORTING PERSON
IN

CUSIP NO. 90184L102	13 G	Page 12 of 20

1	NAME OF REPORTING PERSON Robert C. Kagle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 384,851 shares
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
		17,305,877 shares, of which 14,286,005 are directly owned by BCP VI, 893,464 are directly owned by BFF VI, 586,384 are directly owned by BFF VI-B and 1,540,024 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Kagle, a member of BCMC VI, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 384,851 shares
8	SHARED DISPOSITIVE POWER
		17,305,877 shares, of which 14,286,005 are directly owned by BCP VI, 893,464 are directly owned by BFF VI, 586,384 are directly owned by BFF VI-B and 1,540,024 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Kagle, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	17,690,728
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.8%
12	TYPE OF REPORTING PERSON
IN

CUSIP NO. 90184L102	13 G	Page 13 of 20

1	NAME OF REPORTING PERSON Mitchell H. Lasky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 329,200 shares
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
		17,305,877 shares, of which 14,286,005 are directly owned by BCP VI, 893,464 are directly owned by BFF VI, 586,384 are directly owned by BFF VI-B and 1,540,024 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Lasky, a member of BCMC VI, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 329,200 shares
8	SHARED DISPOSITIVE POWER
		17,305,877 shares, of which 14,286,005 are directly owned by BCP VI, 893,464 are directly owned by BFF VI, 586,384 are directly owned by BFF VI-B and 1,540,024 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Lasky, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	17,635,077
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.8%
12	TYPE OF REPORTING PERSON
IN

CUSIP NO. 90184L102	13 G	Page 14 of 20

1	NAME OF REPORTING PERSON Steven M. Spurlock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 114,712 shares
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
		17,305,877 shares, of which 14,286,005 are directly owned by BCP VI, 893,464 are directly owned by BFF VI, 586,384 are directly owned by BFF VI-B and 1,540,024 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Spurlock, a member of BCMC VI, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 114,712 shares
8	SHARED DISPOSITIVE POWER
		17,305,877 shares, of which 14,286,005 are directly owned by BCP VI, 893,464 are directly owned by BFF VI, 586,384 are directly owned by BFF VI-B and 1,540,024 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Spurlock, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	17,420,589
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.7%
12	TYPE OF REPORTING PERSON
IN

CUSIP NO. 90184L102	13 G	Page 15 of 20

This Amendment No. 1 amends and restates in its entirety the Schedule 13G previously filed by Benchmark Capital Partners VI, L.P., a Delaware limited partnership (“BCP VI”), Benchmark Founders’ Fund VI, L.P., a Delaware limited partnership (“BFF VI”), Benchmark Founders’ Fund VI-B, L.P., a Delaware limited partnership (“BFF VI-B”), Benchmark Capital Management Co. VI, L.L.C., a Delaware limited liability company (“BCMC VI”), and Matthew R. Cohler (“Cohler”), Bruce W. Dunlevie (“Dunlevie”), Peter Fenton (“Fenton”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Mitchell H. Lasky (“Lasky”) and Steven M. Spurlock (“Spurlock”) (together will all prior and current amendments thereto, this “Schedule 13G”).

ITEM 1(A).	NAME OF ISSUER

Twitter, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1355 Market Street, Suite 900
San Francisco, California 94103

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by BCP VI, BFF VI, BFF VI-B, BCMC VI, Alexandre Balkanski (“Balkanski”), Cohler, Dunlevie, Fenton, Gurley, Harvey, Robert C. Kagle (“Kagle”), Lasky and Spurlock. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

BCMC VI, the general partner of BCP VI, BFF VI and BFF VI-B, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by BCP VI, BFF VI and BFF VI-B. Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock are members of BCMC VI and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by BCP VI, BFF VI and BFF VI-B.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each reporting person is:

Benchmark Capital

2965 Woodside Road

Woodside, California 94062

ITEM 2(C).	CITIZENSHIP

BCP VI, BFF VI and BFF VI-B are Delaware limited partnerships. BCMC VI is a Delaware limited liability company. Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock are United States Citizens.

ITEM 2(D) and (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock
CUSIP # 90184L102

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 90184L102	13 G	Page 16 of 20

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2014 (based on 634,511,461 shares of Common Stock of the issuer outstanding as of October 31, 2014 as reported by the issuer on Form 10-Q for the period ended September 30, 2014 and filed with the Securities and Exchange Commission on November 6, 2014).

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒ Yes

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Please see Item 5.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

CUSIP NO. 90184L102	13 G	Page 17 of 20

ITEM 10.	CERTIFICATION

Not applicable.

CUSIP NO. 90184L102	13 G	Page 18 of 20

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2015

BENCHMARK CAPITAL PARTNERS VI, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VI, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VI-B, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. VI, L.L.C., a Delaware Limited Liability Company

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Managing Member

ALEXANDRE BALKANSKI
MATTHEW R. COHLER
BRUCE W. DUNLEVIE
PETER FENTON
J. WILLIAM GURLEY
KEVIN R. HARVEY
ROBERT C. KAGLE
MITCHELL H. LASKY
STEVEN M. SPURLOCK

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 90184L102	13 G	Page 19 of 20

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	20

CUSIP NO. 90184L102	13 G	Page 20 of 20

exhibit A

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Twitter, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filings are already on file with the appropriate agencies.